Exhibit M


                             Co-Sale Agreement
                             dated as of May 10,
                             1996 by and between
                             the Mezzanine Fund,
                             Harry W. Spell,
                             William H. Spell,
                             Bruce A. Richards,
                             Richard W. Perkins
                             and the Spell
                             Family Foundation.

                              CO-SALE AGREEMENT


     DATE: May 10, 1996

     PARTIES:    Harry W. Spell                      ("H. Spell")
                 William H. Spell                    ("W. Spell")
                 Spell Family Foundation             ("Foundation")
                 Bruce A. Richard                    ("Richard")
                 Richard W. Perkins                  ("Perkins")
                 William Blair Mezzanine
                 Capital Fund, L.P.                  ("Blair")

     RECITALS:

           A. As of the date hereof the parties hereto are the owners of the shares of capital stock of Eagle Pacific Industries, Inc. ("EPII") and the options, warrants and other rights to acquire shares of common stock of EPII as set forth on Exhibit A attached hereto.

           B. The parties hereto desire to provide for certain co-sale rights in the event of certain significant sales by other parties hereto.

     AGREEMENT:

           1. For the purposes of this Agreement the following terms shall have the meanings indicated below:

           (a) "Management Group" shall refer to H. Spell, W. Spell, Foundation, Richard and Perkins or any two or more of them acting together.

           (b) "Shares" shall mean the shares of capital stock of EPII listed on Exhibit A hereto and any shares of common stock of EPII acquired by a party hereto pursuant to the exercise of any option, warrant or other right to acquire shares of common stock of EPII listed on Exhibit A hereto.

           (c) "Selling Transaction" shall mean the sale, assignment, transfer or other disposition of more than 500,000 Shares in a single transaction or series of related transactions that is not otherwise exempted from the provisions of this Agreement by Section 4 below.

           2. During the term hereof, the Management Group shall not enter into a Selling Transaction without permitting Blair to participate as a seller in such transaction(s) on a pro rata basis according to the common share holdings of EPII listed on Exhibit A assuming all options, warrants and other rights to acquire shares of common stock of EPII have been exercised.

           3. The Management Group shall give prompt written notice to Blair in the event that it has the present intention to enter into a Selling Transaction. Such notice shall disclose the terms and conditions of such Selling Transaction. Blair shall advise the Management Group in writing within thirty days of receipt of such notice whether or not it desires to be a seller in such Selling Transaction on the terms and conditions set forth in the notice from the Management Group and pursuant to Section 2 above. If Blair does not provide such written response to the notice from the Management Group within such time period, Blair shall be deemed to have waived its rights hereunder with respect to such Selling Transaction and the Management Group may proceed with such Selling Transaction on substantially the terms set forth in the notice to Blair.

           4. The following sales, assignments, transfers or other dispositions by the Management Group shall not be considered
     Selling Transactions and shall be exempt from the provisions of this Agreement:

           (a) sales of Shares by the Management Group in a bona fide underwritten public offering pursuant to a registration statement filed by EPII pursuant to the Securities Act of 1933, as now or hereafter amended (the "Act");

           (b) sales of Shares by the Management Group in a market transaction in a bona fide public market, pursuant to a registration statement, pursuant to Rule 144 promulgated under the Act or pursuant to some other exemption from registration under the Act; and

           (c) any transfer of Shares by gift or testamentary disposition to any person.

           5. This Agreement shall terminate on May 31, 1999 or upon such earlier date as Blair shall dispose of any Shares such that after all such dispositions Blair owns less than 25% of the Shares shown on Exhibit A as being owned by Blair.

           6. All notices and other communications required or permitted hereunder shall be in writing and shall be delivered in person, by facsimile transmission, by a recognized courier service or by the United States Postal Service to party at its/his address or facsimile number listed on Exhibit A hereto, or at such other address or facsimile number as such party may specify by written notice to the other parties hereto. All such notices shall be deemed to be effective when received at such address or facsimile number.

           7. This Agreement and the rights of the parties hereunder shall be construed and governed by the laws of the State of Minnesota.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                       /s/ Harry W. Spell
                       Harry W. Spell


                       /s/ William H. Spell
                       William H. Spell


                       SPELL FAMILY FOUNDATION


                       By:   William H. Spell
                            Its: President


                       /s/ Bruce A. Richard
                       Bruce A. Richard


                       /s/ Richard W. Perkins
                       Richard W. Perkins


                       WILLIAM BLAIR MEZZANINE CAPITAL FUND, L.P.

                       By: William Blair Mezzanine Capital Partners,
                           L.P., its general partner

                       By: /s/ Terrance M. Shipp
                             Its: a general partner

                                  EXHIBIT A
                       EAGLE PACIFIC INDUSTRIES, INC.
                              CO-SALE AGREEMENT

     Harry W. Spell                26,384 shares of Common Stock
     2430 Metropolitan Centre      50,000 shares of Preferred Stock
     Minneapolis, MN 55402         Options for 220,000 shares of Common
     Stock
     (612) 371-9651

     William H. Spell              33,864 shares of Common Stock
     2430 Metropolitan Centre      25,000 shares of Preferred Stock
     Minneapolis, MN 55402         Options for 285,000 shares of Common
     Stock
     (612) 371-9651

     Spell Family Foundation       22,500 shares of Common Stock
     2430 Metropolitan Centre
     Minneapolis, MN 55402
     (612) 371-9651

     Bruce A. Richard              25,000 shares of Preferred Stock
     2458 Farrington Circle        Options for 70,000 shares of Common
     Stock
     Roseville, MN 55113
     (612) 483-1359

     Richard W. Perkins            72,727 shares of Common Stock
     730 East Lake Street          22,500 shares of Preferred Stock
     Wayzata, MN 55391             Options for 70,000 shares of Common
     Stock
     (612) 473-4701

     William Blair Mezzanine       435,000 shares of Common Stock
       Capital Fund, L.P.          Options for 315,000 shares of Common
     Stock
     222 West Adams Street
     Chicago, IL 60606
     Attention: Terrence M. Shipp
     (312) 236-8075